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                 September 5, 2023

       Thomas Olivier
       Chief Financial Officer
       Arrowroot Acquisition Corp.
       4553 Glencoe Ave, Suite 200
       Marina Del Ray, CA 90292

                                                        Re: Arrowroot
Acquisition Corp.
                                                            Form 8-K/A filed
September 1, 2023
                                                            File No. 001-40129

       Dear Thomas Olivier:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction